Filer and Investment Company Act File Number: Concorde Funds, Inc. (811-05339)
File Number of related Registration Statement: 333-211354
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934
Subject Company: Concorde Funds, Inc.
Subject Company Investment Company Act File No.: 811-05339

CONCORDE FUNDS, INC.
1000 Three Lincoln Centre
5430 LBJ Freeway LB3
Dallas, Texas 75240-2650
(972) 701-5400
July 20, 2016
Dear Shareholder:
We recently sent you information regarding a special meeting of shareholders of the Concorde Value Fund to be held on July 20, 2016.  The special meeting convened on July 20, 2016, but is now adjourned to July 22, 2016.  The special meeting will reconvene on July 22, 2016 at the offices of the Fund at 1000 Three Lincoln Centre, 5430 LBJ Freeway LB3, Dallas, Texas 75240-2650 at 11:00 a.m. local time.  Shares represented by each valid proxy received in time for the reconvened special meeting will be voted as specified thereon at the special meeting.
Detailed information about the special meeting and the proposals to be considered can be found in the proxy statement/prospectus, a copy of which was previously sent to you.  Should you have any questions regarding the proposals, please call 1-800-991-5861.
Thank you for your continuing investment in the Concorde Value Fund.
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Additional Information
Shareholders should consider a mutual fund's investment objectives, risks, charges and expenses carefully before making an investment decision or investing.  A registration statement on Form N-14, which contains a proxy statement of the Concorde Value Fund and also constitutes a prospectus of the Concorde Wealth Management Fund, and other relevant documents, concerning the proposed reorganization have been filed by Concorde Funds, Inc. (ICA No. 811-05339) with the Securities and Exchange Commission (SEC) and have been mailed to shareholders of the Concorde Value Fund.  Shareholders are urged to read the combined proxy statement/prospectus, and any other documents filed with the SEC or incorporated by reference into the combined proxy statement/prospectus, because they contain important information regarding the proposed reorganization and related matters.  The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC's Web site at www.sec.gov.  In addition, the combined proxy statement/prospectus and other relevant documents may be obtained free of charge from Concorde Funds, Inc. by writing to Concorde Funds, Inc. at 1000 Three Lincoln Centre, 5430 LBJ Freeway LB3, Dallas, Texas 75240-2650, Attention: Secretary, or by calling 1-888-227-9349 or 1-866-388-7452.
Concorde Financial Corporation is the investment advisor to the Concorde Value Fund and the Concorde Wealth Management Fund.  To the extent that Concorde Financial Corporation, or any director, officer or employee of Concorde Financial Corporation, may be deemed to be a participant in the solicitation of proxies from the shareholders of the Concorde Value Fund, in connection with the proposed reorganization, shareholders can obtain further information about the interests of the participants by reading the combined proxy statement/prospectus, and other relevant documents (including any documents incorporated by reference) field with the SEC, or by obtaining free of charge the Form ADV of Concorde Financial Corporation, as required to be filed with the SEC at www.sec.gov.